SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934
Date of Announcement: 27 January 2017
BT Group plc
(Translation of registrant's name into English)
BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......           No ..X..

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Results for the third quarter to 31 December 2016
27 January 2017
BT Group plc (BT.L) today announced its results for the third quarter and nine months to 31 December 2016.
Financial highlights for the quarter:
●        Reported revenue up 32%, and underlying revenue1 excluding transit adjusted for the acquisition of EE down 1.5%
●        Reported earnings per share down 59% and adjusted2 earnings per share down 24%
●        Adjusted2 EBITDA of £1,870m up 18%, with underlying EBITDA1 adjusted for the acquisition of EE down 8%
●        Total adjustments relating to the investigation of our Italian business amount to £268m for prior year errors, for which we've revised prior periods, and a specific item charge of £245m for changes in accounting estimates (£145m in Q2 and £100m in Q3). See pages 5 and 20
●        Net cash inflow from operating activities £1,515m, down £178m and normalised free cash flow3 £606m, down £298m
●        Outlook: 2016/17 underlying revenue1 broadly flat, EBITDA2 of c.£7.6bn, normalised free cash flow3 of c.£2.5bn.   2017/18 underlying revenue1 broadly flat, EBITDA2 broadly flat, normalised free cash flow3 of £3.0bn - £3.2bn
Operational highlights for the quarter:
●        Mobile pay monthly net additions of 276,000, with low churn of 1.1%
●        Retail broadband net additions at 83,000, with retail fibre broadband net additions at 260,000
●        Record Openreach fibre broadband net connections at 498,000, including 48% from external service providers
●        Openreach has halved missed appointments year on year
●        Mike McTighe appointed Chairman of the new Openreach Board
●      100% of EE calls now handled in UK and Ireland contact centres and we’ve added around 500 UK and Ireland contact centre roles in Consumer, with around 900 to be filled in the final quarter of the year

Gavin Patterson, Chief Executive, commenting on the results, said:
"The good progress we're making across most of the business has unfortunately been overshadowed by the results of our investigation into our Italian operations and our outlook. We've undertaken extensive investigations into our Italian business, including an independent review by KPMG, and I am deeply disappointed with the unacceptable practices by some that we've found.  This has no place at BT, and it undermines the good work we're doing elsewhere in the Group.  We are committed to ensuring the highest standards across the whole of BT.
"We face a more challenging outlook in the UK public sector and international corporate markets but we've seen record growth at EE, strong momentum in Consumer, and our highest ever fibre net connections in Openreach. Customer experience remains a top priority. EE is now answering 100 per cent of its customers' calls in the UK and Ireland.  In Openreach, missed appointments have halved year on year. We'll continue to invest to ensure our service levels improve and that our customers see the benefit.
"We are pushing ahead with reforms at Openreach, particularly on governance and customer service and continue to believe an agreement can be reached with Ofcom on its Digital Communications Review. We think these changes address Ofcom's concerns and can form the basis for a fair, proportionate and sustainable settlement."

	Third quarter to 31 December 2016		Nine months to 31 December 2016
	£m	Change4,5	£m	Change4,5
Reported measures
Revenue	6,128	32%	17,940	33%
Profit before tax	526	(37)%	1,914	(7)%
Basic earnings per share	3.8p	(59)%	15.4p	(27)%

Adjusted measures
Change in underlying revenue1 excluding transit adjusted for the acquisition of EE		(1.5)%		0.1%
Adjusted2 EBITDA	1,870	18%	5,576	26%
Change in underlying EBITDA1 adjusted for the acquisition of EE		(8)%		(2)%
Adjusted2 profit before tax	826	(8)%	2,501	11%
Adjusted2 basic earnings per share	6.6p	(24)%	20.4p	(6)%
Normalised free cash flow3	606	£(298)m	1,948	£369m
Net debt			8,981	£3,966m
1  Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 3
2  Before specific items, which are defined on page 3
3  Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4  The results for the period include EE which we acquired on 29 January 2016.  Unless referred to as underlying adjusted for the acquisition of EE, comparatives do not include EE
5  Certain prior year results have been revised to reflect the outcome of the investigation into our Italian business.  See Note 1 to the condensed consolidated financial statements

Group results for the third quarter and nine months to 31 December 2016
	Third quarter to 31 December			Nine months to 31 December
	2016	20151	Change2	2016	20151	Change2
	£m	£m	%	£m	£m	%
Revenue
- reported	6,128	4,630	32	17,940	13,442	33
- adjusted3	6,126	4,587	34	17,954	13,239	36
- change in underlying revenue4 excluding transit adjusted for the acquisition of EE			(1.5)			0.1
EBITDA
- reported	1,624	1,574	3	5,148	4,408	17
- adjusted3	1,870	1,584	18	5,576	4,431	26
- change in underlying EBITDA4 adjusted for the acquisition of EE			(8)			(2)
Operating profit
- reported	729	981	(26)	2,529	2,564	(1)
- adjusted3	975	991	(2)	2,957	2,587	14
Profit before tax
- reported	526	832	(37)	1,914	2,062	(7)
- adjusted3	826	898	(8)	2,501	2,254	11
Basic earnings per share
- reported	3.8p	9.2p	(59)	15.4p	21.0p	(27)
- adjusted3	6.6p	8.7p	(24)	20.4p	21.8p	(6)
Capital expenditure	852	580	47	2,432	1,862	31
Normalised free cash flow5	606	904	(33)	1,948	1,579	23
Net debt				8,981	5,015	£3,966m

Line of business results3
	Revenue			EBITDA			Free cash flow5
Third quarter to	2016	20151	Change	2016	20151	Change	2016	2015	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	1,262	1,208	4	260	274	(5)	162	353	(54)
EE	1,311	-	n/m	277	-	n/m	141	-	n/m
Business and Public Sector	1,190	1,035	15	393	341	15	302	289	4
Global Services	1,398	1,299	8	40	131	(69)	(115)	23	n/m
Wholesale and Ventures	528	578	(9)	211	182	16	151	166	(9)
Openreach	1,284	1,294	(1)	676	677	-	362	419	(14)
Other	2	4	n/m	13	(21)	n/m	(397)	(346)	15
Intra-group items	(849)	(831)	2	-	-	-	-	-	-
Total	6,126	4,587	34	1,870	1,584	18	606	904	(33)

1  Certain prior year results have been revised to reflect the outcome of the investigation into our Italian business.  See Note 1 to the condensed consolidated financial statements
2  The results for the period include EE which we acquired on 29 January 2016.  Unless referred to as underlying adjusted for the acquisition of EE, comparatives do not include EE
3  Before specific items, which are defined on page 3
4  Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 3
5  Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
   n/m = not meaningful

Notes:

1.    Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported operating profit, reported profit before tax, reported net finance expense and reported EPS are the equivalent unadjusted or statutory measures. Reconciliations of reported to adjusted revenue, operating costs and operating profit are set out in the Group income statement.  Reconciliations of underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE, EBITDA, underlying EBITDA adjusted for the acquisition of EE, net debt and free cash flow to the nearest measures prepared in accordance with IFRS are provided in the notes to the condensed consolidated financial statements and in the Additional Information.

2.    Trends in underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE, and underlying EBITDA adjusted for the acquisition of EE are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We exclude transit from the trends as transit traffic is low-margin and is affected by reductions in mobile termination rates. Given the significance of the EE acquisition to the group, in 2016/17 we are calculating underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE and underlying EBITDA adjusted for the acquisition of EE (see note 3), as though EE had been part of the group from 1 April 2015.  This is different from how we usually adjust for acquisitions, and is the basis for our 2016/17 outlook.

3.    We have prepared and published historical financial information adjusted for the acquisition of EE (previously described as pro forma historical financial information) for the eight quarters ended 31 March 2016 for the group and by line of business under our new organisational structure, to illustrate the results as though EE had been part of the group from 1 April 2014. This historical financial information adjusted for the acquisition of EE shows EE's historical results adjusted to reflect BT's accounting policies. In the consolidated group total, we've eliminated historical transactions between BT and EE as though they had been intercompany transactions. We've not made any adjustments to reflect the allocation of the purchase price for EE. And all deal and acquisition-related costs have been treated as specific items and therefore don't impact the published information.

Enquiries
Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Carl Murdock-Smith	Tel: 020 7356 4909

We will hold a conference call for analysts and investors at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the fourth quarter results for 2016/17 on Thursday 11 May 2017.

About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 20161, BT Group's reported revenue was £19,012m with reported profit before taxation of £2,907m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

 http://www.rns-pdf.londonstockexchange.com/rns/2906V_-2017-1-27.pdf

1  The comparative information of the current period results have been revised to reflect the outcome of the investigation into our Italian business

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)
 By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.
Date 27 January 2017